April 17, 2025

VIA E-MAIL

David B. Scott
Rayliant Funds Trust
5140 Birch Street, Suite 300
Newport Beach, CA 92660

Re:      Rayliant Funds Trust
         File Nos. 333-286029, 811-24067

Dear Mr. Scott:

       On March 21, 2025, Rayliant Funds Trust (   the Trust   ) filed an
initial registration
statement on Form N-1A under the Securities Act of 1933 (   Securities Act   )
and the Investment
Company Act of 1940 (   1940 Act   ). The filing registers shares of Rayliant
ChinaAMC NxtGen
China Tech ETF; Rayliant ChinaAMC Select China 500 ETF; and Affinity World
Leaders
Equity ETF (each a    Fund,    or collectively,    the Funds   ).

         We have reviewed the filing and have the following comments. Where a comment is made with regard to the disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. Additionally, we note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, as well as on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

General (all Funds)

      1. For each Fund, please supplementally provide the staff with a model portfolio identifying the issuer, its index weight, country, industry, market cap, and primary exchange listing.
         Please provide this information for each of the top 20 anticipated holdings, based on the index methodology. Also please supplementally provide the white paper for the index methodology.



      2. For each Fund, please include disclosure in the first strategy paragraph succinctly describing the types of investment exposures provided by the index. Revised disclosure should summarize for investors the economic sectors, geographies, market capitalizations
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April 17, 2025
Page 2


       in dollars, and approximate number of issuers, the index will give them exposure to.
       More detailed disclosure of the index construction and mechanics should be relocated to
       Item 9.



    3. Please order the risks to prioritize the risks that are most likely to adversely affect the
       Fund   s net asset value, yield and total return. Please note that after listing the most
       significant risks to the fund, the remaining risks may be alphabetized. See ADI 2019-08 -
       Improving Principal Risks Disclosure.

    4. Please eliminate any unnecessary redundancy throughout the registration statement.
       Consider consolidating risk factors addressing similar, related risks. For example, the
       risk factor    Passive Management Risk    on page 17 appears largely
duplicative of the risk
       factor    Underlying Index Risk    on page 18. We also note that
Industry Concentration
       Risk appears twice in the same subsection on pages 35 and 36.

Fund Summary   Rayliant-ChinaAMC NxtGen China Tech ETF

Principal Investment Strategies (page 1)

    5. Please clarify the meaning of    has classified as processing global
technology competitive
       advantages        in the first bullet and explain how the index provider
reaches the
       determination.

    6. On page 2, in the first paragraph after the bullet points, explain in plain English what the
       term    proportionally in an iterative manner    means.

China Investment Risk (page 3)

    7. We note your risk disclosure includes Taiwan as part of the    Greater
China region
       however the index description does not appear to address investments in Taiwanese companies. Please revise or explain why you have not done so.

Cash Transaction Risk (page 3)

    8. The disclosure states that    the Fund anticipates that its creation and
redemption
       transactions will be executed, at least in part or entirely, in cash rather than through in-
       kind transfers of securities. Briefly explain why this is the case. For example, are the
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April 17, 2025
Page 3


       difficulties in conducting in-kind transfers because of the foreign nature of the securities in which the Fund will invest?

IPO Risk (page 5)

    9. Based on the index criteria for this Fund, as described in the Principal Investment
       Strategies section, including minimum requirements for market capitalization and
       historical trading volume, how IPOs fit into this Fund   s strategy.
Please clarify the
       context in which IPOs pose a risk to the Fund, or otherwise revise as appropriate.

Portfolio Turnover Risk (page 7)

    10. The disclosure states that the Fund may have high portfolio turnover. Please explain the context of this risk. Also, clarify in the Principal Strategy section the aspects of the
        Fund   s strategy that might lead to such high turnover, including the
index   s anticipated
        rebalancing schedule.

Secondary Market Trading Risk (page 8)

    11. The disclosure states that    Investors who purchase and sell shares of
the Fund on the
        secondary market will typically incur certain trading expenses. Given that all investors that are not Authorized Participants will be trading ETF shares on the secondary market, consider clarifying that the risks discussed in this risk factor will apply to almost all shareholders. Clarify that the reference to secondary market is not referring to trading on
        markets other than the Fund   s primary listing exchange.

Fund Summary   Rayliant-ChinaAMC Select China 500 ETF (page 11)

Principal Investment Strategies (page 11)

    12. The disclosure states that the index will include companies    with
high comprehensive
        scores based on six dimensions.    Clarify how the index will calculate
such
           comprehensive scores   . Also, for each of the listed six dimensions
(Profitability,
        Operations representativeness, Earnings quality, Ability to pay dividends, Growth potential, and Corporate governance, including inputs that utilize FRSE ESG Scores), clarify how scores will be calculated for each dimension. Provide brief descriptions in
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       the Summary Prospectus (Item 4) disclosure, and more detailed descriptions in the full
       Prospectus (Item 9) disclosure.

    13. In the second bullet point on page 12, clarify in plain English what
the term    forward
        12M    means.

Fund Summary   Affinity World Leaders Equity ETF (page 20)

    14. We understand that this Fund is intended to be a shell for a future merger with an existing
        Fund in a different trust. If true, please supplementally confirm that this Fund will not launch until the merger is completed, or otherwise advise the staff of
the Fund   s
        anticipated timing relative to the merger. Depending on the response, we may have further comments, including relating to necessary financial statements.

Principal Investment Strategies (page 20)

    15. The disclosure states that    [t]he Underlying Index will be
significantly invested in the
        securities of international companies in addition to U.S. companies. Please expressly
        describe how the Fund will    invest [its] assets in investments that
are tied economically
        to a number of countries throughout the world.    See Investment
Company Names,
        Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the fund could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

    16. The first paragraph on page 21 is particularly dense, including an extended embedded list of the characteristics of constituents of the Underlying Index. Consider using plain
        English principles, such as bullet points and white space to improve the readability of this paragraph.

    17. In the second paragraph on page 21, the disclosure states that the Affinity Score is
        calculated    based on the Adviser   s assessment    of certain
criteria. This disclosure seems
        to indicate that the Adviser is exercising discretion in selecting securities for inclusion in
        the Underlying Index and the Fund   s portfolio. Supplementally advise
how this is
        consistent with disclosure elsewhere in the registration statement that the Fund is a passively managed index fund. We also note disclosure on page 30
stating    The Adviser
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April 17, 2025
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       determines the composition and relative weightings of the securities in the Underlying
       Index.    Please revise the disclosure as appropriate to clarify how the
Fund is operated.

Geographic Concentration Risk (page 23)

    18. The disclosure in this risk factor indicates that    [t]he Fund   s
investments are expected to
        be concentrated in a single country or a limited number of countries or
region.    Clarify
        how this is consistent with the Fund   s stated strategy to invest in
multiple countries and
        the Fund   s name suggesting that it is intended to be a    global
fund.

Performance (page 25)

    19. Clarify that the performance presented is the historical performance of a predecessor fund, including identifying the predecessor fund and any differences between the funds that might have affected the performance presentation.

Purchase and Sale of Fund Shares (page 27)

    20. The disclosure states that a Creation Unit for this Fund will be 50,000 shares. Disclosure elsewhere, such as on page 1 of the Statement of Additional Information, indicates that a
        Creation Unit for this Fund will be 25,000 shares. Please revise as appropriate.

Prospectus

Investment Objectives (page 28)

    21. The disclosure indicates that the document is using the defined term Rayliant China
        ETF    to refer to the Rayliant ChinaAMCNxtGen China Tech ETF. Given that two of the
        Funds in this combined prospectus contain the term    Rayliant-China
in their names,
        please consider using a more descriptive defined term to refer to Rayliant-China AMC
        NxtGen China
        Tech ETF, such as    Rayliant-China Tech,    to avoid investor
confusion.

    22. In the second paragraph on page 28, beginning with    Affinity ETF
normally invests at
        least 80% . . .,    it is unclear why this paragraph is in the
Investment Objectives    section
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Page 6


       of the joint prospectus, as it appears to relate to the strategy of only one of the Funds.
       Please revise as appropriate.

Investment Adviser (page 41)

    23. The disclosure in the third paragraph regarding monthly managements fees appears to only apply to Rayliant-China ETF and Affinity ETF. Please address such fees for
        Rayliant-China 500.

Certain Conditions on Certain Shareholder Legal Actions (page 47)

    24. The disclosure states that    condition (iii) does not apply to actions
brought under federal
        securities laws.    Please revise to clarify that none of the stated
provisions apply to
        actions brought under federal securities laws. Please note that the staff reviews organizational documents and occasionally has comments that require additional legal
        analysis and amended filings. Please provide us with the Fund   s
amended Declaration of
        Trust and Bylaws as soon as possible. We may have further comments after we have reviewed them.

Statement of Additional Information (   SAI   )

The Funds (page 1)

    25. In the third paragraph, the disclosure defines the term the
Underlying Index    to refer
        only to the FTSE ChinaAMC China Select 500 Index. However, this defined term is used elsewhere in the SAI to refer to the underlying indices of each of the three funds.
        Please revise as appropriate.

Investment Restrictions (page 17)

    26. With respect to the Funds    investment policy regarding concentration
in a particular
        industry or group of industries, clarify whether a Fund will concentrate in a particular industry or group of industries to the same extent as an Underlying Index is so concentrated. Also, to the extent a Fund may invest in instruments such as other investment companies and other instruments that themselves may invest in particular industries, clarify how the Fund will apply this policy with regard to looking through those instruments to the underlying industries in which they invest.

Board Leadership Structure (page 20)

    27. Clarify the Board   s structure, including the total number of
Trustees. Also clarify
        whether the Chairman of the Board is an interested person. If the Chairman is an interested person, disclose whether the Fund has a lead independent director and what specific role the lead independent director plays in the leadership of the Funds. The
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       disclosure should indicate why the Funds have determined that their leadership structure is appropriate given the specific characteristics or circumstances of the Funds. See
       17(b)(1) of Form N-1A.

Trustee Qualifications (page 21)

    28. For each director, briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for the Funds, in
        light of the Funds    business and structure. See Item 17(b)(10) of
Form N-1A.

    29. For each director, supplementally confirm that the disclosures contain, or will contain, his or her principal occupation during the past 5 years. Consider clarify the years served in each position to provide context to the duration over which individual positions were held.

Part C: Other Information

Item 28. Exhibits

    30. Please file the finalized exhibits once they are available.

Item 30. Indemnification

    31. In an appropriate location, please include the legend required by Rule 484 regarding the
        Commission   s position on indemnification for liability arising under
the Securities Act of
        1933.

Signatures

    32. Please add signature lines for the required officers and at least a majority of the Funds trustees. See Section 6 of the Securities Act.

Accounting Comments

Fees and Expenses of the Fund (page 20)

    33. The fee table amounts agree to the fee table of the existing Affinity World Leaders
        Equity ETF, a series of Two Roads Shared Trust. Please confirm whether any changes to expenses are expected, as the fund will no longer be a series of Two Roads Shared Trust and the expenses of service providers may differ. If expenses are expected to be different, please update the table accordingly.
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April 17, 2025
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Financial Statements (page 44)

      34. Provide the seed financial statements for this Registrant and incorporate by reference the financial statements of the existing Affinity World Leaders Equity ETF, a series of Two
          Roads Shared Trust. Please also provide the related auditor consents.


                                               *   *   *

         Responses to this letter should be made in a letter to me filed on EDGAR. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

        Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Fund and its underwriter must request acceleration of the effective date of the registration statement.

       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

       Should you have any questions regarding this letter, please feel free to contact me at
(202) 551-3250 or Christina Fettig at (202) 551-6963.



Sincerely,

                                                                      /s/ Jay
Williamson for


Raymond A. Be

Attorney-Adviser


cc:      Jay Williamson, Branch Chief
         Christian T. Sandoe, Assistant Director
         Andrew Davalla, Thompson Hine LLP